Press Release

GreenPower Completes Annual Filings for Canadian Securities Purposes

Vancouver, Canada - July 10, 2026 - GreenPower Motor Company Inc. (NASDAQ:GP) ("GreenPower"), announces that the British Columbia Securities Commission issued today a revocation of the cease trade order previously issued on July 6, 2026 (the "CTO") in connection with the Company missing the Canadian filing deadlines for its year end reports.

Trading of the Company's shares under the ticker GP on the Nasdaq stock exchange were not impacted by the CTO and the U.S. filings are due by July 31, 2026.

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

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